UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Grand Canyon Education, Inc.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
38526M 106
(CUSIP Number)
May 19, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	38526M 106

1	NAMES OF REPORTING PERSONS Luke M. Buse and Staci Lin Buse Revocable Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arizona

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,503,171

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		3,503,171

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,503,171

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.7%*

12	TYPE OF REPORTING PERSON

	OO (Revocable Trust)
* Based on 45,485,765 shares of Grand Canyon Education, Inc. common stock, par value $0.01 per shares, outstanding as of April 23, 2009.

CUSIP No.	38526M 106

1	NAMES OF REPORTING PERSONS Luke M. Buse*

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arizona

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,503,171

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		3,503,171

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,503,171

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.7%**

12	TYPE OF REPORTING PERSON

	IN
* Mr. Buse is a trustee of the Luke M. Buse and Staci Lin Buse Revocable Trust. Mr. Buse disclaims beneficial ownership of these shares except to the extent of his pecuniary interst therein.
** Based on 45,485,765 shares of Grand Canyon Education, Inc. common stock, par value $0.01 per shares, outstanding as of April 23, 2009.

CUSIP No.	38526M 106

1	NAMES OF REPORTING PERSONS Staci Lin Buse*

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arizona

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,503,171

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		3,503,171

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,503,171

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.7%**

12	TYPE OF REPORTING PERSON

	IN
* Ms. Buse is a trustee of the Luke M. Buse and Staci Lin Buse Revocable Trust. Ms. Buse disclaims beneficial ownership of these shares except to the extent of her pecuniary interst therein.
** Based on 45,485,765 shares of Grand Canyon Education, Inc. common stock, par value $0.01 per shares, outstanding as of April 23, 2009.

EXPLANATORY NOTE
In connection with the initial public offering (the “Offering”) of shares of common stock (the “Shares”) of Grand Canyon Education, Inc. (“Grand Canyon”), certain of Grand Canyon’s stockholders entered into a proxy and voting agreement (the “Voting Agreement”) that became effective on November 25, 2008, the closing of the Offering, pursuant to which such persons granted to Brent D. Richardson, Grand Canyon’s Executive Chairman and a director, and Christopher C. Richardson, Grand Canyon’s General Counsel and director, a five-year irrevocable proxy to exercise voting authority with respect to all Shares held by such persons, for so long as such Shares are held by such persons (the “Proxy”). If any person party to the Voting Agreement sells such Shares, however, the Proxy is no longer effective as to the transferred Shares.
Rich Crow Enterprises, LLC (“Rich Crow”) and Master’s Online, LLC (“MOL”) were parties to the Voting Agreement, and Staci Lin Buse was a member of each of Rich Crow and MOL. On May 19, 2009, Rich Crow and MOL distributed the Shares of Grand Canyon owned by them to their respective members, and Staci Lin Buse subsequently transferred the Shares that were distributed to her to the Luke M. Buse and Staci Lin Buse Revocable Trust (the “Trust”), of which she is co-trustee with Luke M. Buse. In connection with these distributions, the Trust signed a joinder to the Voting Agreement, and the Shares held in the Trust are subject to the Proxy.
Rich Crow and MOL included the Shares that are reported in this Schedule 13G in a Schedule 13D that was filed jointly by Rich Crow, MOL, Brent D. Richardson, and Christopher C. Richardson with the Securities and Exchange Commission on December 5, 2008.
This Schedule 13G is being filed as a result of the above-described distributions, and reflects the fact that the Shares reported in this Schedule 13G are subject to the Proxy, but that Staci Lin Buse and Luke M. Buse, as trustees of the Trust, share, subject to applicable law, the ability to dispose of such Shares free of the restrictions imposed by the Voting Agreement and the Proxy.
Item 1.
(a)	Name of Issuer:
Grand Canyon Education, Inc.
(b)	Address of Issuer’s Principal Executive Offices:
3300 West Camelback Road
Phoenix, Arizona 85017
Item 2.
(a)	Name of Person Filing:
Luke M. Buse and Staci Lin Buse Revocable Trust
Luke M. Buse
Staci Lin Buse

(b)	Address of Principal Business Office or, if None, Residence:
6236 E. Montecito Avenue
Scottsdale, Arizona 85251
(c)	Citizenship:
Luke M. Buse and Staci Lin Buse Revocable Trust
Arizona
Luke M. Buse
Arizona
Staci Lin Buse
Arizona
(d)	Title of Class of Securities:
Common Stock, $0.01 Par Value Per Share
(e)	CUSIP Number:
38526M 106

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
Not Applicable.
Item 4. Ownership.
(a)	Amount beneficially owned: 3,503,171
(b)	Percentage of Class: 7.7% (based on 45,485,765 shares outstanding as of April 23, 2009)
(c)	Number of shared as to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 3,503,171
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose of to direct the disposition of: 3,503,171
Item 5. Ownership of Five Percent or Less of a Class.
Not Applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable.
Item 8. Identification and Classification of Members of the Group.
The reporting persons are filing this Schedule 13G jointly, but not as a group, and each of them expressly disclaims membership in a group within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended.
Item 9. Notice of Dissolution of Group.
Not Applicable.
Item 10. Certification.
Not Applicable.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: May 29, 2009

LUKE M. BUSE & STACI LIN BUSE REVOCABLE TUST
By:	/s/ Luke M. Buse, Trustee

/s/ Luke M. Buse
Luke M. Buse

/s/ Staci Lin Buse
Staci Lin Buse

SCHEDULE 13G
EXHIBIT 1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other reporting persons on behalf of each of them in a statement on Schedule 13G (including amendments thereto) with respect to the common stock, par value $0.01 per share, of Grand Canyon Education, Inc., a Delaware corporation, and that this agreement shall be included as an exhibit to such joint filing. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.
IN WITNESS WHEREOF, the undersigned have executed this Agreement on the 29th day of May, 2009.

LUKE M. BUSE & STACI LIN BUSE REVOCABLE TUST
By:	/s/ Luke M. Buse, Trustee

/s/ Luke M. Buse
Luke M. Buse

/s/ Staci Lin Buse
Staci Lin Buse